UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EUREKA ACQUISITION CORP

(Name of Issuer)

Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

G32168 109

(CUSIP Number)

Fen Zhang

Chief Executive Officer

99 Ruining Road, Yangguang Binjiang Center

South Building, Unit 808

Shanghai 200030, PRC
Telephone: +86 135 0189 0555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G32168 109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hercules Capital Management Corp
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) oI(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,635,500 (1)(2)
	8	Shared voting power
	9	Sole dispositive voting power 1,635,500 (1)(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 1,635,500 (1)(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 21.4%
14	Type of reporting person* CO

(1)	It includes (i) 228,000 Class A ordinary share, par value $0.0001 per share (the “Class A Ordinary Shares”) that Hercules Capital Management Corp (the “Sponsor”) acquired in a private placement simultaneously with the consummation of the initial public offering on July 3, 2024 (including up to 11,250 units to purchase upon the underwriters’ exercise of over-allotment option), and (ii) 1,407,500 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) that the Sponsor acquired on September 29, 2023. Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on one-for-one basis upon the consummation of an initial business combination, subject to certain adjustments as provided in the second amended and restated memorandum and articles of association of the Issuer.
(2)	The Sponsor is the record holder of the shares reported herein. Dr. Fen Zhang is the sole director and sole shareholder of the Sponsor. As such, Dr. Zhang is deemed to hold voting and dispositive control over the securities held directly by the Sponsor.

SCHEDULE 13D

CUSIP No. G32168 109

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fen Zhang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,635,500 (3)
	8	Shared voting power
	9	Sole dispositive voting power 1,635,500 (3)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 1,635,500 (3)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 21.4%
14	Type of reporting person* IN

(3)	Dr. Fen Zhang is the sole director and sole shareholder of the Sponsor. As such, Dr. Zhang is deemed to hold voting and dispositive control over the securities held directly by the Sponsor.

SCHEDULE 13D

CUSIP No. G32168 109

This statement relates (the “Schedule 13D”) to the Class A ordinary share, par value $0.0001 (the “Class A Ordinary Share”), issued by Eureka Acquisition Corp (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

Securities acquired: Class B ordinary share, $0.0001 par value (the “Class B Ordinary Share”, together with the Class A Ordinary Shares, the “Ordinary Shares”), automatically convertible into Class A Ordinary Shares on one for one basis subject to certain adjustments upon the consummation of an initial business combination of the Issuer and Class A Ordinary Shares.

Issuer:	Eureka Acquisition Corp

899 Ruining Road, Yangguang Binjiang Center

South Building, Unit 808

Shanghai 200030, PRC

Item 2.	Identity and Background.

(a) This statement is filed by Hercules Capital Management Corp, a British Virgin Islands company (the “Sponsor”) and Dr. Fen Zhang (“Dr. Zhang”, together with the Sponsor, the “Reporting Persons”). The Reporting Persons are the holders of record of approximately 21.4% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of July 3, 2024.

(b) The principal business address of the Sponsor is 899 Ruining Road, Yangguang Binjiang Center, South Building, Unit 808, Shanghai 200030, PRC. The principal business address of Dr. Fen Zhang is c/o Eureka Acquisition Corp, 899 Ruining Road, Yangguang Binjiang Center, South Building, Unit 808, Shanghai 200030, PRC ..

(c) The Sponsor is the sponsor of the Issuer and primarily involved in investment. Dr. Zhang is the sole director and sole shareholder of the Issuer.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Sponsor is a company incorporated in British Virgin Islands. The citizenship of Dr. Zhang is Canada .

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. G32168 109

Item 4.	Purpose of Transaction.

On September 29, 2023, the Sponsor acquired 1,437,400 Class B Ordinary Shares for an aggregate purchase price of $25,000.

On July 1, 2024, the Sponsor transferred 30,000 Class B Ordinary Shares to certain directors of the Issuer at its original purchase price pursuant to a securities transfer agreement among the Sponsor, the Issuer and certain directors of the Issuer.

On July 3, 2024, simultaneously with the initial public offering of the Issuer and exercise of over-allotment option in full, the Sponsor acquired 228,000 units at $10.00 per unit, each unit consisting of one Class A Ordinary and one right. Each right entitles the holder to acquire one-fifth of one Class A Ordinary Share at the completion of an initial business combination of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 7,645,500 Ordinary Shares outstanding as of July 3, 2024. The Reporting Persons beneficially own 1,635,500 Ordinary Shares, representing approximately 21.4% issued and outstanding Ordinary Shares.

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 1,635,500 Ordinary Shares, representing approximately     % issued and outstanding Ordinary Shares.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G32168 109

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
7.1	Joint Filling Agreement, dated July 3, 2024
10.1	Securities Transfer Agreement dated June 27, 2024 by and among the Issuer, the Sponsor and certain directors of the Issuer
10.2	Private Placement Units Purchase Agreement dated July 2, 2024 between the Sponsor and the Issuer.

SCHEDULE 13D

CUSIP No. G32168 109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024

Hercules Capital Management Corp

By:	/s/ Fen Zhang
Name:	Fen Zhang
Title:	Sole Director

Fen Zhang

/s/ Fen Zhang